

February 24, 2010

Hernán Lorenzino
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C. 20006

       Re: **The Republic of Argentina**
              Registration Statement under Schedule B
              Amendment No. 1
              File No. 333-163784
              Filed January 28, 2010

              Form 18-K/A for Fiscal Year Ended December 31, 2008
              Amendment No. 2
              File No. 33-70734
              Filed January 28, 2010

Dear Mr. Lorenzino:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

The following comments are applicable to both the registration statement on Schedule B and the Form 18-K/A, unless otherwise indicated.

1. Revise the disclosure relating to Argentina's inflation rate to indicate that private analysts and non-governmental sources have published inflation data estimates and other statistical data that differs significantly from that published by INDEC. Also, if inflation continues to present a challenge to the Argentine economy, please so state. In both cases, we note prior disclosure in filed documents.

2. Where disclosure is made relating to litigation against Argentina, please discuss, if material, whether creditors have sought to enforce U.S. or other foreign judgments in Argentine courts and whether there is any legal limitation on their ability to do so.

3. In the registration statement on Schedule B, please relocate the disclosure in the last two paragraphs under "Jurisdiction, Consent to Service, Enforceability and Immunities from Attachment" to a more prominent location, for example under related discussion in the risk factor section.

4. Please revise the documents to describe the concerns and actions of creditors using more objective and balanced language.

5. We note the presentation of untendered debt in the debt tables. See, for example, page 10 of the Form 18-K/A. Please provide disclosure (for example, under the definition of Untendered Debt) that addresses this presentation.

6. Revise to disclose the risks associated with the creation of the Bicentennial Fund, e.g. litigation, and update disclosure of recent events related to that fund.

7. Please revise the disclosure of Argentina's debt record to clearly describe and quantify any defaults on principle or interest of any external debt that Argentina incurred with a period of twenty years prior to the filing of the registration statement. You may consider the use of a table to present this information.

<u>Closing Comment</u>

Please revise your documents in response to our comments. You may wish to provide us with marked copies of the revised documents to expedite our review. Please furnish a cover letter with your revised documents that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised documents.

We direct your attention to Rules 460 and 461 under the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3450.

Sincerely,

Michael Coco
Senior International Counsel

cc: Carmen Amalia Corrales, Esq. (via facsimile)
        Cleary Gottlieb Steen & Hamilton LLP
        (212) 225-3999